Exhibit 99.1

Nano Dimension Reports 2019 Second Quarter Financial Results

Conference call to be held today at 9:00 a.m. EDT

Ness Ziona, Israel, August 14, 2019 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced financial results for the second quarter ended June 30, 2019.

Nano Dimension reported revenues of $1,161,000 for the second quarter of 2019. The Company ended the quarter with $5,290,000 in cash, while total loss for the second quarter was $1,188,000.

“During the second quarter we made important progress on the product side, and we recently presented the DragonFly LDMTM Lights-Out Digital Manufacturing system, which augments the capabilities of the DragonFly Pro system with new, proprietary, state-of-the-art technology that enables 24/7 uninterrupted 3D printing of electronics,” said Amit Dror, Chief Executive Officer of Nano Dimension. “Additionally, we presented new and exciting applications, and offered capabilities that have never been seen before in additive manufacturing and the printed electronics world.”

“We are currently focused on increasing our sales and optimizing our expenses, and moving forward we are better armed with our next generation DragonFly LDM system. We proudly continue to lead the field of 3D printed electronics and although the road can be bumpy, we have full confidence in our technology advantages and superiority, and we gain strength from the feedback we receive from our partners and customers,” concluded Mr. Dror.

Second Quarter 2019 Financial Results

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Total revenues for the second quarter of 2019 were $1,161,000, compared to $1,689,000 in the first quarter of 2019, and $1,088,000 in the second quarter of 2018. The increase compared to the second quarter of 2018 was attributed to higher commercial sales of the DragonFly Pro 3D printer. The decrease compared to the first quarter of 2019 resulted from lower sales of the DragonFly Pro 3D printer. The Company believes that the delay in sales ramp-up has to do with customers’ desire for additional applications and features, which the Company started to present over the recent period.

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Research and development (R&D) expenses for the second quarter of 2019 were $2,322,000, compared to $2,152,000 in the first quarter of 2019, and $2,063,000 in the second quarter of 2018. The increase compared to both the first quarter of 2019 and the second quarter of 2018 was mainly attributed to an increase in payroll and related expenses.

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Sales and marketing expenses for the second quarter of 2019 were $1,507,000, compared to $1,364,000 in the first quarter of 2019, and $1,086,000 in the second quarter of 2018. The increase compared to both the first quarter of 2019 and the second quarter of 2018 was mainly attributed to an increase in payroll and related expenses and marketing and advertising expenses.

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General and administrative (G&A) expenses for the second quarter of 2019 were $1,023,000, compared to $1,791,000 in the first quarter of 2019, and $609,000 in the second quarter of 2018. The decrease compared to the first quarter of 2019 is mainly attributed to the February 2019 public offering, in which the Company issued warrants and rights to purchase, that were classified as financial liability, resulting in issuance expenses of approximately $1,224,000 that were recognized as G&A expense in the first quarter of 2019. The increase compared to the second quarter of 2018 was mainly attributed to an increase in professional services expenses.

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Net loss for the second quarter of 2019 was $1,188,000, or $0.01 per share, compared to $1,476,000, or $0.01 per share, in the first quarter of 2019, and $3,770,000, or $0.04 per share, in the second quarter of 2018. The decrease compared to the first quarter of 2019 was mainly attributed to a decrease in G&A expenses, as described above. The decrease compared to the second quarter of 2018 is attributed to a finance income of approximately $3,694,000 that was recognized in the second quarter of 2019, as a result of the change in the fair value of warrants and rights to purchase that were issued in our February 2019 public offering.

Six Months Ended June 30, 2019 Financial Results

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Total revenues for the six months ended June 30, 2019 were $2,850,000, compared to $1,723,000 in the six months ended June 30, 2018. The increase was attributed to commercial sales of the DragonFly Pro 3D printer.

•	R&D expenses for the six months ended June 30, 2019 were $4,474,000, compared to $4,611,000 in the six months ended June 30, 2018. The decrease resulted primarily from a decrease in payroll and related expenses.

•	Sales and marketing expenses for the six months ended June 30, 2019 were $2,871,000, compared to $1,872,000 in the six months ended June 30, 2018. The increase was mainly attributed to an increase in payroll and related expenses and marketing and advertising expenses.

•	G&A expenses for the six months ended June 30, 2019 were $2,814,000, compared to $1,494,000 in the six months ended June 30, 2018. The increase is mainly attributes to the February 2019 public offering, in which the Company issued warrants and rights to purchase, that were classified as financial liability, resulting in issuance expenses of approximately $1,224,000 that were recognized as G&A expense in the first quarter of 2019.

•	Net loss for the six months ended June 30, 2019 was $2,664,000, or $0.02 per share, compared to $7,893,000, or $0.09 per share, in the six months ended June 30, 2018.

Balance Sheet Highlights

•	Cash and cash equivalents totaled $5,290,000 as of June 30, 2019, compared to $3,753,000 on December 31, 2018. The increase compared to December 31, 2018, mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares in the first quarter of 2019, less cash used in operations during the six months ended June 30, 2019.

•	Shareholders’ equity totaled $15,057,000 as of June 30, 2019, compared to $15,572,000 as of December 31, 2018.

Conference call information

The Company will host a conference call to discuss these financial results today, August 14, 2019, at 9:00 a.m. EDT (4:00 p.m. IDT). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10133491. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-844-695-5517, International Dial-in Number: 1-412-902-6751, Israel Toll Free Dial-in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the potential of its products and that it is currently focused on increasing sales and optimizing expenses. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Nano Dimension’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. Based on the projected cash flows and our cash balances as of June 30, 2019, Nano Dimension’s management is of the opinion that without further fund raising it will not have enough resources to enable it to continue advancing its activities for a period of at least 12 months. As a result, there is substantial doubt about Nano Dimension’s ability to continue as a going concern. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

Consolidated Statements of Financial Position as at

	June 30,		December 31,
	2018	2019	2018
(In thousands of USD)	(Unaudited)	(Unaudited)

Assets
Cash and cash equivalents	11,601	5,290	3,753
Restricted deposits	20	31	21
Trade receivables	628	1,174	1,313
Other receivables	653	573	570
Inventory	2,488	3,967	3,116
Total current assets	15,390	11,035	8,773

Restricted deposits	329	351	347
Property plant and equipment, net	5,248	5,350	5,200
Right of use asset	-	1,640	-
Intangible assets	6,369	5,597	5,983
Total non-current assets	11,946	12,938	11,530
Total assets	27,336	23,973	20,303

Liabilities
Trade payables	1,162	819	1,414
Other payables	1,929	3,153	2,178
Total current liabilities	3,091	3,972	3,592

Liability in respect of government grants	934	867	895
Lease liability	-	1,273	-
Liability in respect of warrants and rights of purchase	-	2,804	-
Other long-term liabilities	272	-	244
Total non-current liabilities	1,206	4,944	1,139
Total liabilities	4,297	8,916	4,731

Equity
Share capital	3,291	5,559	3,291
Share premium and capital reserves	63,841 (*)	63,850	63,969
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(44,015)	(54,274)	(51,610)
Total equity	23,039	15,057	15,572
Total liabilities and equity	27,336	23,973	20,303

(*)	Reclassified. During 2018 the Company changed the equity presentation in the Consolidated Statements of Financial Position. In order to simplify presentation, warrants, capital reserves for share based payments and from transactions with controlling shareholders, were consolidated into the share premium section. This classification did not have any effect on the total equity.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Six-Month Period Ended June 30,		For the Three-Month Period Ended June 30,		For the Year ended December 31,
	2018	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	1,723	2,850	1,088	1,161	5,100

Cost of revenues	1,124	1,959	788	841	3,594

Cost of revenues - amortization of intangible	386	386	193	193	772

Total cost of revenues	1,510	2,345	981	1,034	4,366

Gross profit	213	505	107	127	734

Research and development expenses, net	4,611	4,474	2,063	2,322	8,623

Sales and marketing expenses	1,872	2,871	1,086	1,507	4,259

General and administrative expenses	1,494	2,814	609	1,023	3,002

Operating loss	(7,764)	(9,654)	(3,651)	(4,725)	(15,150)

Finance income	47	7,317	23	3,796	54

Finance expense	176	327	142	259	392

Total comprehensive loss	(7,893)	(2,664)	(3,770)	(1,188)	(15,488)

Basic loss per share	(0.09)	(0.02)	(0.04)	(0.01)	(0.17)
Basic loss per American Depositary Shares	(0.45)	(0.08)	(0.20)	(0.03)	(0.84)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity

For the six months ended June 30, 2019:
Balance as of January 1, 2019	3,291	63,969	(1,509)	1,431	(51,610)	15,572
Issuance of ordinary shares, net	2,216	(632)	--	--	--	1,584
Exercise of rights to purchase	52	311	--	--	--	363
Share-based payments	--	202	--	--	--	202
Net loss	--	--	--	--	(2,664)	(2,664)

Balance as of June 30, 2019	5,559	63,850	(1,509)	1,431	(54,274)	15,057

For the three months ended June 30, 2019:
Balance as of April 1, 2019	5,559	63,750	(1,509)	1,431	(53,086)	16,145
Share-based payments	--	100	--	--	--	100
Net loss	--	--	--	--	(1,188)	(1,188)

Balance as of June 30, 2019	5,559	63,850	(1,509)	1,431	(54,274)	15,057

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